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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------
                                  SCHEDULE TO

                                Amendment No. 5

                            Tender Offer Statement
   Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                ---------------
                                AIRBORNE, INC.
                      (Name of Subject Company (issuer))
                                ---------------
                            AIRBORNE, INC. (issuer)
               DHL WORLDWIDE EXPRESS B.V. (affiliate of issuer)
                    DEUTSCHE POST AG (affiliate of issuer)
                           (Names of Filing Persons)

                    5.75% CONVERTIBLE SENIOR NOTES DUE 2007
                        (Title of Class of Securities)

                            009269AA9 and 009269AB7
                    (CUSIP Numbers of Class of Securities)
                                ---------------
                                AIRBORNE, INC.
                                 P.O. Box 662
                        Seattle, Washington 98112-0662
                                 206-830-1592
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)
                                ---------------
                                   Copy to:
                            D. Rhett Brandon, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-3615
                           CALCULATION OF FILING FEE
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        Transaction Valuation*                   Amount of Filing Fee
             $163,533,333                                 $0
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*    The transaction value shown reflects the cost of purchasing
     $150,000,000 principal amount of Notes at the purchase price ($1,080 per $1,000 of the principal amount of the notes, plus accrued and unpaid interest up to but excluding December 5, 2003 (the expected date of acceptance for purchase and of payment)).

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $13,230     Filing Party: Airborne, Inc., et al
     File Nos: 005-08996 and 005-12227   Dates Filed: 10/15/03, 11/5/03,
                                                      11/20/03 and 11/24/03

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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

     This Amendment No. 5 amends and supplements the Tender Offer Statement filed on October 15, 2003 under cover of Schedule TO ("Schedule TO-I"), as amended and restated by Amendment No. 1 filed on November 5, 2003 under cover of Schedule TO ("Schedule TO-I/A1"), as amended and further supplemented by Amendment No. 2 filed on November 20, 2003 under cover of Schedule TO ("Schedule TO-I/A2) and Amendment No. 3 filed on November 24, 2003 under Schedule TO ("Schedule TO-I/A3"), and as amended and restated by Amendment No. 4 filed on December 3, 2003 under cover of Schedule TO ("Schedule TO-I/A4," and together with Schedule TO-I, Schedule TO-I/A1, Schedule TO-I/A2 and Schedule TO-I/A3, "Schedule TO-I/A"), relating to the Tender Offer (as defined therein) made, by Airborne, Inc., a Delaware corporation, for any and all of its outstanding 5.75% Convertible Senior Notes due 2007, all subject to the terms and conditions of the amended and restated Offer to Purchase and Consent Solicitation Statement and the Consent and Letter of Transmittal. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Schedule TO-I/A.

Item 11.  Additional Information.

(b) Other material information. The information set forth in Exhibit (a)(11) attached hereto is expressly incorporated herein by reference.

Item 12.  Exhibits.

Exhibit No.                          Description
-----------                          -----------
Exhibit (a)(11)     Press release issued by Airborne, Inc. on December 8, 2003.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2003               Airborne, Inc.


                                       By:  /s/ John Fellows
                                            -----------------------------------
                                            Name: John Fellows
                                            Title: President and Chief
                                                     Executive Officer


                                       DHL Worldwide Express B.V.


                                       By:  /s/ Geoff Cruikshanks
                                            -----------------------------------
                                            Name: Geoff Cruikshanks
                                            Title: Authorized Signatory


                                       Deutsche Post AG


                                       By:  /s/ Dr. Bernd Boecken
                                            -----------------------------------
                                            Name: Dr. Bernd Boecken
                                            Title: Head of Corporate Finance

                                 EXHIBIT INDEX


Exhibit No.                          Description
-----------                          -----------
Exhibit (a)(11)     Press release issued by Airborne, Inc. on December 8, 2003.